Exhibit 99.1

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

October 23, 2019 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO» Bulletin N°127

SHAREHOLDERS' AND UNITHOLDERS' MEETINGS

GENFIT

French public limited company (Société Anonyme)
governed by a Board of Directors
with share capital of 9,707,855.25 euros
Registered Office: 885 avenue Eugène Avinée, 59120 Loos
424 341 907 R.C.S. Lille Métropole

(the “Company”)

COMBINED SHAREHOLDERS’ MEETING OF NOVEMBER 27, 2019

Notice correcting the meeting notice serving as the convening notice published on October 21, 2019 in the French Official Legal Publication for Announcements (“BALO”) n°126

In the aforementioned notice, the third paragraph of the seventh resolution should be read as follows:

Seventh Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing autonomous share subscription warrants reserved for the consultants of the Company

“2. Decides that the nominal amount of the share capital increases that could potentially be carried out pursuant to this delegation cannot exceed a maximum nominal amount of €6,250 (i.e., on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 25,000 shares), it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;”

The Agenda and the other resolutions remain unchanged.

The Board of Directors